Atna Extends Warrant Expiry Date

Vancouver, B.C. (October 18, 2004) Atna Resources Ltd. (TSX:ATN) has been granted TSX approval to extend the expiry date of certain non-transferable common share purchase warrants and agent’s options from December 16, 2004 to September 30, 2005.

The Warrants and Agent’s options were issued as part of a private placement in December 2003. The Warrants entitle the purchase of up to 3,488,000 shares of Atna and are exercisable at $0.45 per share. Atna granted options to the selling Agents, entitling the Agents to purchase up to 657,100 units in connection with the brokered private placement. The Agent’s option is exercisable at $0.425 and consists of one common share and one-half of one non-transferable common share purchase warrant exercisable into one common share at $0.45.

No insiders participated in the Private Placement. The effective date of this amendment will be October 25, 2004.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com